August 11, 2015
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:          Mr. John Dana Brown
Attorney-Advisor
Re:	Euroseas Ltd. Registration Statement on Form F-1 Filed July 2, 2015 File No. 333- 205468

Dear Mr. Brown:
We refer to the registration statement on Form F-1 (the "Registration Statement"), filed by Euroseas Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on July 2, 2015.
By letter dated July 24, 2015 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.
The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.
This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.
General
1.
Please disclose the principal amount of securities being offered and any other information that may not be omitted pursuant to Rule 430A of the Securities Act in your next amendment. Refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

The Company has included the principal amount of securities being offered and any other information that may not be omitted pursuant to Rule 430A under the Securities Act ("Rule 430A") in the Amended Registration Statement.  Because the Company's board of directors has not yet determined the exercise price of the subscription rights due to commercial reasons, the Company has omitted from the Amended Registration Statement the pricing information as well as information that is directly derived from the pricing information.  As discussed with the Staff, the Company is providing a list of the information omitted from the Amended Registration Statement under Rule 430A below, along with an explanation of why it believes such omissions are in accordance with Rule 430A.  In addition, the Company hereby advises the Staff that it will file a prospectus under Rule 424(b) that will contain all information omitted from the Amended Registration Statement under Rule 430A before it launches its rights offering, and any prospectus distributed to the Company's shareholders will contain all such information.

Rule 430A provides that the "form of prospectus filed as part of a registration statement that is declared effective may omit information with respect to the public offering price,…amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of securities dependent on the offering date; and such form of prospectus need not contain such information in order for the registration statement to meet the requirements of Section 7 of the Securities Act for the purposes of Section 5 thereof, provided that: (1) the securities to be registered are offered for cash; (2) the registrant furnishes the undertakings required by Item 512(i) of Regulation S-K; and (3) the information omitted in reliance upon paragraph (a) from the form of prospectus filed as part of a registration statement that is declared effective is contained in a form of prospectus filed with the Commission pursuant to Rule 424(b) or Rule 497(h) under the Securities Act…."1  Rule 430A further provides that such form of prospectus must be filed by the later of fifteen business days after the effective date of the registration statement or fifteen business days after the effectiveness of a post-effective amendment thereto that contains a form of prospectus, or transmitted by a means reasonably calculated to result in filing with the Commission by that date; otherwise, the information omitted in reliance upon paragraph (a) of Rule 430A must be contained in an effective post-effective amendment to the registration statement.
The Staff has provided further guidance on information that may be excluded under Rule 430A.  Question 227.02 of the Compliance and Disclosure Interpretations ("CDI 227.02") states that a registration statement may not omit the principal amount of securities to be offered (i.e., volume), because that information is not price-related information or a term of the security dependent on the offering date.  The Staff has further clarified in Question 227.03 of the Compliance and Disclosure Interpretations ("CDI 227.03") that a Rule 424(b) prospectus supplement may be used, rather than a post-effective amendment, when the 20% threshold is not exceeded, regardless of the materiality or non-materiality of resulting changes to the registration statement disclosure that would be contained in the Rule 424(b) supplement.
The Company has omitted the following information from the prospectus that is part of the Amended Registration Statement (numbers in parenthesis are references to the page numbers in the Amended Registration Statement on which such information is omitted):
Information Omitted	Reason for Omission	Compliance with Rule 430A
The price at which the subscription rights can be exercised (cover page, pp. 7, 8, 11, 13, 24, 25, 54, 55, 70 and 71)	For commercial reasons, the Company's board of directors has not determined the price at which subscription rights can be exercised.
The omitted information amounts to the public offering price of the shares into which the rights are converted, which are the securities registered under the Amended Registration Statement, which information may be excluded under Rule 430A.  In accordance with CDI 227.02, the Company has included the principal amount of securities to be offered.

1            The Company respectfully advises the Staff that the first two conditions are met: the securities are offered for cash, and the Amended Registration Statement contains the undertakings required by Item 512(i) of Regulation S-K.  As to the third condition, the Company will file with the Commission pursuant to Rule 424(b) as soon as possible, but in any event within the time frame required by Rule 430A and prior to the launch of its rights offering, a prospectus that will contain all information omitted from the prospectus that is part of the Amended Registration Statement under Rule 430A.

The number of rights to be offered/the number of rights to be issued for each common share (cover page, pp. 7, 11, 54, 55, 70 and 71)
The number of rights to be offered and the number of rights to be offered for each common share (or the number of common shares for which one right is issued) are derived from the exercise price for the subscription rights, which has not yet been determined.
The omitted information is an "item dependent on the offering price" as enumerated in Rule 430A.
The number of common shares to be issued assuming full exercise of subscription rights/the number of common shares outstanding assuming full exercise of subscription rights/percentage by which the common shares outstanding will increase as a result of full exercise of the rights offering (pp. 10, 17, 24, 55, 63 and 70)

The number of common shares to be issued assuming full exercise of subscription rights, the number of shares outstanding assuming full exercise of subscription rights and the percentage by which the number of common shares would increase assuming full exercise of subscription rights is derived from the number of rights to be offered, which in turn is derived from the exercise price of the subscription rights, which has not yet been determined.
The omitted information is an "item dependent on the offering price" as enumerated in Rule 430A.
The percentage of shares of common stock owned by Friends Investment Company Inc. as a result of exercise of its subscription rights (pp. 8, 23)
The percentage of shares of common stock owned by Friends as a result of exercise of its subscription rights can only be derived once the number of shares to be issued assuming full conversion of subscription rights is determined.
The omitted information is an "item dependent on the offering price" as enumerated in Rule 430A.
Discount that the subscription price represents the two week period ended August 10, 2015 (p. 24)	This number cannot be determined until the subscription price has been determined.	The omitted information is an "item dependent on the offering price" as enumerated in Rule 430A.
Percentage by which ownership of outstanding common stock would be reduced for hypothetical owner if such owner does not exercise his or her subscription rights (p. 24)	This number cannot be determined until the number of common shares to be issued upon full exercise of subscription rights is determined, which in turn is dependent on the subscription price.	The omitted information is an "item dependent on the offering price" as enumerated in Rule 430A.

Capitalization table: Shareholders' equity-common stock (as adjusted) and Shareholders' equity-paid-in-capital (as adjusted) (p. 26)	The Company has completed the capitalization table based on an assumed offering size of $20 million, but the two missing items cannot be calculated until the subscription price is determined.	The omitted information is an "item dependent on the offering price" as enumerated in Rule 430A.
Dilution table (p. 27)	All of the information in the dilution table (other than book value as of June 30, 2015, which has been provided) is dependent on the subscription price, and thus cannot yet be determined.	The omitted information is an "item dependent on the offering price" as enumerated in Rule 430A.

As stated above, the Company will file a prospectus under Rule 424(b) that will contain all information omitted from the Amended Registration Statement under Rule 430A before it launches its rights offering, and any prospectus distributed to the Company's shareholders will contain all such information.
Use of Proceeds, page 25
2.	Please specify, if known, for which vessels currently under construction you intend to use the proceeds from this offering and how much of the proceeds you intend to use for each such vessel. If not known, please revise to clarify that fact.
The Company has revised the disclosure on page 25 of the Amended Registration Statement in accordance with the Staff's comment.
Certain Material U.S. Income Tax Considerations, page 70
3.	Please confirm that you intend to file a tax opinion prior to effectiveness related to the tax consequences discussed on pages 70-72 in accordance with Item 601(b)(8) of Regulation S-K or tell us why this is not necessary. For guidance, please refer to Section III.A.2 of Staff Legal Bulletin No. 19. In this regard we note that the prospectus does not present the disclosure beginning on page 70 as the opinion of counsel and the opinion filed as Exhibit 8.1 does not refer to the appropriate sections in the prospectus.
The final tax opinion of Seward & Kissel LLP has been filed as Exhibit 8.1 of the Amended Registration Statement.  The disclosure beginning on page 67 of the Amended Registration Statement and the tax opinion of Seward & Kissel LLP have been revised in accordance with the Staff's comment.

Exhibits
4.    Please file signed and dated legality and tax opinions prior to effectiveness.
Seward & Kissel LLP has filed signed and dated legality and tax opinions as Exhibit 5.1 and Exhibit 8.1, respectively, to the Amended Registration Statement.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.
Very truly yours,

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Cc:               Ada D. Sarmento
Senior Counsel
Securities and Exchange Commission

Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.

EUROSEAS LTD.
 4 Messogiou & Evropis Street
151 25 Maroussi, Greece

August 11, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
 Washington, D.C. 20549

Re:	Euroseas Ltd.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Euroseas Ltd.

By:	/s/ Dr. Anastasios Aslidis
Name: Dr. Anastasios Aslidis
Title: Chief Financial Officer